UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of January 2021

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Announces the Planned Retirement of President and CEO Kent Thexton

VANCOUVER, British Columbia--(BUSINESS WIRE)--January 21, 2021--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading IoT solutions provider, today announced that Kent Thexton plans to retire from his position as President & CEO. Kent has committed to remain with the Company until June 30th to allow his successor to be hired and to support an orderly transition. The Board of Directors have commenced a process to find Kent’s successor and have engaged a top tier executive search firm to undertake a search for his replacement.

In May 2018, Kent moved from Chair of the Board of Directors into the role of President & CEO of Sierra Wireless to help lead the Company’s transformation from an IoT module provider, to an end-to-end IoT solutions provider. During the past two and a half years, Sierra Wireless has built a broad portfolio of IoT Solutions offerings, including Cellular Connectivity, Enterprise Software as a Service, IoT Applications and Managed Network Services. Under Kent’s leadership, Sierra Wireless is now positioned for growth and to continue to lead the IoT solutions market. When Kent started in the CEO role, Recurring & Other Services revenue was 12% of total revenue, and in the Third Quarter of 2020 recurring revenue had increased to 26% of total revenue.

“Kent has been a valuable and tireless leader for Sierra Wireless in both his roles as Chair of the Board and as President & CEO,” said Robin Abrams, Chair of the Board of Directors. “We want to thank him for his strong efforts in transforming the business and we wish him the best in his retirement.”

“It has been a great privilege for me to serve as the President & CEO of Sierra Wireless over the past two and a half years,” said Kent. “Given that much of the work of the transformation is now behind us and Sierra Wireless is in prime position to fully capitalize on the tremendous growth happening in the IoT market, the timing is right to bring in a long-term leader to run the business.”

Sierra Wireless expects revenue to be above Street consensus of $116.5m in the Fourth Quarter of 2020, as well as being above Street consensus of $110.0 million in the First Quarter of 2021. The Company also expects to report approximately $170 million in cash and no debt at the end of December 31, 2020.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is an integrated solution to help a business securely connect edge devices to the cloud, or a software/API service to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to develop the right industry-specific solution for your next IoT endeavor. Sierra Wireless operates a 24/7/365 Global Network Operation Center (GNOC) and R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

“Sierra Wireless” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (collectively, “forward-looking statements”) and may include statements and information relating to plans and timing regarding the Company’s CEO transition; our 2021 corporate update; financial guidance for our fiscal year 2020 and the first quarter of 2021; our business outlook for the short and long term; statements regarding our strategy, plans, goals, objectives, expectations and future operating performance; the Company's liquidity and capital resources; the Company's financial and operating objectives and strategies to achieve them; general economic conditions; estimates of our expenses, future revenues, financial results and capital requirements; statements with respect to the Company's estimated working capital; expectations with respect to the adoption of Internet of Things ("IoT") solutions; and expectations regarding trends and growth in the IoT market and wireless module market. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes.

Forward-looking statements:

  Typically include words and phrases about the future such as "outlook", "will", "may", “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible”, or variations thereof.

  Are not promises or guarantees of future performance. They represent our current views and may change significantly.

  Are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:
    the scope and duration of the COVID-19 pandemic and its impact on our business;
    our ability to return to normal operations after the COVID-19 pandemic has subsided;
    expected component supply constraints and manufacturing capacity;
    customer demand and our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;
    our ability to realize the anticipated benefits of our recent divestiture of the automotive product line (the “Sale Transaction”);
    our ability to effect and to realize the anticipated benefits of our business transformation initiatives, and the timing thereof;
    our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;
    expected macro-economic business conditions;
    expected cost of sales;
    our ability to win new business;
    our ability to integrate acquired businesses and realize expected benefits;
    our ability to renew or obtain credit facilities when required;
    expected deployment of next generation networks by wireless network operators;
    our operations not being adversely disrupted by other developments, operating, cyber security, litigation, or regulatory risks; and
    expected tax and foreign exchange rates.
  Are based on our management's current expectations and we caution investors that forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the provincial securities commissions in Canada:
    prolonged negative impact from COVID-19;
    our access to capital if required;
    competition from new or established competitors or from those with greater resources;
    natural catastrophes or public health epidemics could impact customer demand, result in production disruption and impact our ability to meet customer demand or capacity to continue critical operations;
    risks that the Sale Transaction may fail to realize the expected benefits;
    the loss of, or significant demand fluctuations from, any of our significant customers;
    our financial results being subject to fluctuation;
    our business transformation initiatives may result in disruptions to our business and may not achieve the anticipated benefits;
    our ability to respond to changing technology, industry standards and customer requirements;
    failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, network service interruptions, cyber-security vulnerabilities or other quality issues;
    deterioration in macro-economic conditions could adversely affect our operating results and financial conditions;
    our ability to attract or retain key personnel and the impact of organizational changes on our business;
    cyber-attacks or other breaches of our information technology security;
    risks related to the transmission, use and disclosure of user data and personal information;
    disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;
    risks that the acquisition of the M2M Group or our investments and partnerships may fail to realize the expected benefits;
    risks related to infringement on intellectual property rights of others;
    our ability to obtain necessary rights to use software or components supplied by third parties;
    our ability to enforce our intellectual property rights;
    our reliance on single source suppliers for certain components used in our products;
    our dependence on a limited number of third party manufacturers;
    unanticipated costs associated with litigation or settlements;
    our dependence on mobile network operators to promote and offer acceptable wireless data services;
    risks related to contractual disputes with counterparties;
    risks related to governmental regulation;
    risks inherent in foreign jurisdictions; and
    risks related to tariffs or other trade restrictions.

Contacts

David Climie
Sierra Wireless
Investor Relations
dclimie@sierrawireless.com

Louise Matich
Sierra Wireless
Media Relations
pr@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: January 21, 2021